Amer Sports Corporation

STOCK EXCHANGE ANNOUNCEMENT 1(1)
January 28, 2008 at 12:30 pm

AMER SPORTS - PUBLISHING OF 2007 FINANCIAL RESULTS

Amer Sports Corporation will publish its 2007 financial results bulletin on Wednesday, February 6 at 1:00 pm Finnish time (GMT +3).

A combined press conference, conference call and live webcast of the results will be held on February 6 at 3:00 pm Finnish time at Amer Sports headquarters (address: Mäkelänkatu 91, Helsinki).

To participate via conference call, please dial the number below 5-10 minutes before the scheduled start time.

The conference call numbers are:
+1 334 323 6201 (if calling from the U.S.)
+44 (0)20 7162 0025 (if calling from the rest of the world)

The press conference can be viewed live on the internet at www.amersports.com. The official stock exchange release and accompanying presentation will also be available online. An on-demand webcast of the press conference will be available on www.amersports.com at approximately 6:00 pm Finnish time (GMT+3) on February 6.

To test your computer settings for the webcast, please visit www.amersports.com.

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

INVITATION TO THE AMER SPORTS CORPORATION ANNUAL GENERAL MEETING

Amer Sports Corporation shareholders are hereby summoned to the Company's Annual General Meeting to be held at 2 pm on Wednesday, March 5, 2008 at its headquarters at Mäkelänkatu 91, Helsinki, Finland.

The following matters will be dealt with at the meeting:

1. Matters pertaining to the Annual General Meeting as stated in Article 8 of the Company's Articles of Association and in Chapter 5, Section 3 of the Companies Act

Board Composition

The Nomination Committee of the Board proposes that the number of Board members is confirmed to be seven (7) and that Felix Björklund, Ilkka Brotherus, Tuomo Lähdesmäki, Timo Maasilta, Roger Talermo, Anssi Vanjoki and Pirjo Väliaho be re-elected as a members of the Board of Directors. The Board's term of service will run through the 2009 Annual General Meeting.

Auditors

According to Article 8 of the Articles of Association, the Annual General Meeting elects an Auditor that shall be a firm of Certified Public Accountants approved by the Central Chamber of Commerce, for a term of one financial year. The Audit Committee of the Board proposes to the AGM that Authorised Public Accountants PricewaterhouseCoopers Oy be elected to act as an auditor of the Company. The Board proposes that the auditor in charge of the audit is Jouko Malinen, Authorised Public Accountant.

Documents for the AGM

Copies of the annual accounts as well as the Board of Directors' proposals and appendices thereto will be available for inspection by shareholders from Wednesday, February 27, 2008 at Amer Sports Corporation's headquarters and company's internet pages, www.amersports.com. Copies of these documents will be sent to shareholders on request (tel. +358 9 7257 8266/Katariina Tauru, e-mail katariina.tauru@amersports.com).

Right of Attendance

Shareholders who are registered on the list of the Company's shareholders maintained by the Finnish Central Securities Depository Ltd on Friday, February 22, 2008 are entitled to attend the Annual General Meeting.

Attendance of a Shareholder Holding Nominee-registered Shares

A shareholder, whose shares have been recorded in his book-entry account, is also entered in the Company's Shareholder Register. A shareholder holding nominee-registered shares and wishing to attend the AGM can, at a request to be made not later than ten days before the AGM, temporarily be registered in the Shareholder Register.

Notice of Attendance

Shareholders wishing to attend the meeting must inform the Company of their intention not later than 4 pm on Friday, February 29, 2008 either by writing to Amer Sports Corporation, Share Register, P.O. Box 130, FI-00601 Helsinki, or by telephoning (+358 9 7257 8320), or by e-mail to

amersports@yhteyspalvelut.elisa.fi. Notifications must be received before the end of the notification period. Proxies should be submitted in connection with the notifications of attendance.

Dividend Payment

The Board of Directors proposes that a dividend of EUR 0.50 per share be paid for the financial year ended December 31, 2007. The dividend will be paid to shareholders who are registered on the list of shareholders maintained by the Finnish Central Securities Depository Ltd as of Monday, March 10, 2008, which is the record date for the dividend payment. The dividend will be paid on Tuesday, March 18, 2008.

Helsinki, February 6, 2008

AMER SPORTS CORPORATION
Board of Directors

AMER SPORTS CORPORATION
Communications

Ms Maarit Mikkonen
Communications Manager
Tel. +358 9 7257 8306, e-mail: maarit.mikkonen@amersports.com
www.amersports.com

DISTRIBUTION:
OMX Helsinki Stock Exchange
Major media
www.amersports.com

AMER SPORTS CORPORATION
Amer Sports (www.amersports.com) is the world's leading sports equipment company with internationally recognized brands including Salomon, Wilson, Precor, Atomic and Suunto. All Amer Sports companies develop and manufacture technically advanced products that improve the performance of active sports participants. The Group's business is balanced by its broad portfolio of sports and presence in all major markets.

END